Return Enhanced Notes (REN) Linked to the Common Stock of Apple Inc. due February 20, 2014 Leveraged upside up to a cap, full downside exposure	Fact Sheet for Term Sheet No. 1646B Filed Pursuant to Rule 433 Registration Statement No. 333-184193 Dated: November 14, 2012

                                             Fact Sheet for Term Sheet No. 1646b
                                                      Filed Pursuant to Rule 433
                                           Registration Statement No. 333-184193
                                                        Dated: November 13, 2012

RETURN ENHANCED NOTES (REN) LINKED TO THE COMMON STOCK OF APPLE INC. DUE
FEBRUARY 20, 2014 Leveraged upside up to a cap, full downside exposure

GENERAL

The notes are designed for investors who seek a return at maturity of three times the potential positive performance (if any) of the common stock of Apple
Inc. up to the Maximum Return on the notes. However, if the Final Price is less than the Initial Price, you will lose 1.00% of the Face Amount of your notes for every 1.00% that the Final Price is less than the Initial Price. The notes do not pay coupons or dividends and investors should be willing to lose some or all of their investment if the Final Price is less than the Initial Price. Any payment on the notes is subject to the credit of the Issuer.

SUMMARY OF INDICATIVE TERMS

CUSIP:..................25152RAA1
Issuer: ................Deutsche Bank AG, London Branch
Maturity/Tenor:.........Approximately 15 months
Underlying .............The common stock of Apple Inc. (Ticker: AAPL)
Face Amount:............$1,000 per note
Upside Leverage Factor:.3
Maximum Return:.........40.50%. The actual Maximum Return on the notes will be set on the Trade Date and will not be less than 40.50%.
Payment at Maturity:....o  If the Final Price is greater than the Initial Price:
                        $1,000 + [$1,000 x the lesser of (i) Underlying Return x
                              Upside  Leverage  Factor  and (ii) the  Maximum
                        Return] o If the Final  Price is equal to the Initial
                        Price:
                                               $1,000
                        o  If the Final Price is less than the Initial Price:
                                     $1,000 + ($1,000 x Underlying Return)
Underlying Return:......Final Price - Initial Price
                        ---------------------------
                                Initial Price

Initial Price:..........The Closing Price of the Underlying on the Trade Date
Final Price:............The arithmetic average of the Closing Price of the
                        Underlying on each of the five Averaging Dates
Closing Price:..........On  any scheduled trading day, the
                        last  reported  sale price of the  Underlying  on the
                        relevant  exchange,  as determined by the calculation
                        agent multiplied by the then-current Stock Adjustment
                        Factor.
Stock                   Adjustment   Factor:...Initially   1.0,   subject  to
                        adjustment   for  certain   actions   affecting   the
                        Underlying.   See   "Description   of  Securities  --
                        Anti-Dilution Adjustments for Reference Stock" in the
                        accompanying product supplement.
Trade Date:.............November 16, 2012
Settlement Date:........November 21, 2012
Averaging Dates:........February 10, 2014,  February 11, 2014,
                        February 12, 2014,
                        February 13, 2014 and  February 14, 2014
Maturity Date:..........February 20, 2014
Fees and Commissions:...JPMorgan Chase Bank, N.A., J.P.
                        Morgan  Securities LLC and its affiliates will act as
                        placement agents for the notes and will receive a fee
                        from the  Issuer  that  will not  exceed  $11.00  per
                        $1,000 Face  Amount of notes,  but may forgo any fees
                        for sales to certain fiduciary  accounts for which JP
                        Morgan Chase Bank,  N.A. or its affiliates  acts in a
                        fiduciary   capacity.   For  more   information   see
                        "Supplemental    Plan   of   Distribution"   in   the
                        accompanying term sheet No. 1646B.

For more information regarding this offering, please refer to the term sheet No.
1646B on the SEC website at [ ].

NOTE CHARACTERISTICS

o    Potential for enhanced returns by the Upside Leverage Factor of 3 up to the
     Maximum Return.

RICK CINSIDERATION

o    Appreciation potential capped by the Maximum Return.

o    You will lose some or all of your investment in the notes if the Final
     Price is less than the Initial Price.

o    Unlike ordinary debt securities, the notes do not pay coupons and do not guarantee any return on the initial investment at maturity.

o    Any payment on the notes is subject to the creditworthiness of the Issuer.

o    The Issuer (or its affiliates) intends to offer to purchase the notes in the secondary market but is not required to do so. Accordingly, you should be able and willing to hold your notes to maturity.

o    Additional risk factors can be found on the last two pages of this fact sheet.

HYPOTHETICAL RETURN AT MATURITY

[GRAPHIC OMITTED]

NOT FDIC / NCUA INSURED OR GUARANTEED * MAY LOSE VALUE NO BANK GUARANTEE * NOT A
DEPOSIT NOT INSURED OR GUARANTEED BY ANY FEDERAL GOVERMENTAL AGENCY

Calculating the Payment at Maturity

For every $1,000 Face Amount of notes, investors will receive at maturity an amount based on the Underlying Return, determined as follows. Any payment on the notes is subject to the credit of the Issuer.

Hypothetical Payments at Maturity

The hypothetical returns set forth below assume $1,000 of Face Amount of notes, an Upside Leverage Factor of 3 and a Maximum Return on the notes of 40.50%. The actual Maximum Return will be set on the Trade Date.

Percentage Change in Underlying	Total Return on Notes	Payment at Maturity
100.00%	40.50%	$1,405.00
80.00%	40.50%	$1,405.00
50.00%	40.50%	$1,405.00
20.00%	40.50%	$1,405.00
13.50%	40.50%	$1,405.00
10.00%	30.00%	$1,300.00
5.00%	15.00%	$1,150.00
2.50%	7.50%	$1,075.00
0.00%	0.00%	$1,000.00
-5.00%	-5.00%	$950.00
-10.00%	-10.00%	$900.00
-20.00%	-20.00%	$800.00
-50.00%	-50.00%	$500.00
-80.00%	-80.00%	$200.00
-100.00%	-100.00%	$0.00

Selected Risk Factors

YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS OF SOME OR ALL OF YOUR INITIAL INVESTMENT – The notes do not pay coupons or dividends and do not guarantee any return of your investment.  The return on the notes at maturity is linked to the performance of the Underlying and will depend on whether, and the extent to which, the Underlying Return is positive or negative.  Your investment will be fully exposed to any decline in the price of the Underlying, as measured from the Initial Price to the Final Price.

YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED TO THE MAXIMUM RETURN  – If the Final Price is greater than the Initial Price, for each $1,000 Face Amount of notes, you will receive at maturity $1,000 plus an additional amount that will not exceed the product of the Maximum Return and $1,000 Face Amount.

THE NOTES DO NOT PAY COUPONS – Unlike ordinary debt securities, the notes do not pay coupons and do not guarantee any return of the initial investment at maturity.

THE NOTES ARE SUBJECT TO OUR CREDITWORTHINESS —  Any payment to be made on the notes, including any Payment at Maturity, depends on the ability of Deutsche Bank AG to satisfy its obligations as they come due. An actual or anticipated downgrade in Deutsche Bank AG’s credit rating or increase in the credit spreads charged by the market for taking our credit risk will likely have an adverse effect on the value of the notes. As a result, the actual and perceived creditworthiness of Deutsche Bank AG will affect the value of the notes and in the event Deutsche Bank AG were to default on its obligations you might not receive the Payment at Maturity owed to you under the terms of the notes.

ANTI-DILUTION PROTECTION IS LIMITED, AND THE CALCULATION AGENT MAY MAKE ADJUSTMENTS IN ADDITION TO, OR THAT DIFFER FROM, THOSE SET FORTH IN THE ACCOMPANYING PRODUCT SUPPLEMENT—The calculation agent will make adjustments to the Stock Adjustment Factor for certain events affecting the Underlying. The calculation agent is not required, however, to make adjustments in response to all events that could affect the Underlying. If such an event occurs that does not require the calculation agent to make an adjustment, the value of the notes may be materially and adversely affected. In addition, you should be aware that the calculation agent may, at its sole discretion, make adjustments to the Stock Adjustment Factor or any other terms of the notes that are in addition to, or that differ from, those described in the accompanying product supplement to reflect changes occurring in relation to the Underlying in circumstances where the calculation agent determines that it is appropriate to reflect those changes to ensure an equitable result. Any alterations to the specified anti-dilution adjustments for the Underlying described in the accompanying product supplement may be materially adverse to investors in the notes. You should read “Description of Securities — Anti-Dilution Adjustments” in the accompanying product supplement in order to understand the adjustments that may be made to the notes.

CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY – Certain built-in costs, such as our estimated cost of hedging, are likely to adversely affect the value of the notes prior to maturity. As a result, the price, if any, at which Deutsche Bank AG (or its affiliates), will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you.  The notes are not designed to be short-term trading instruments.  Accordingly, you should be able and willing to hold your notes to maturity.
LACK OF LIQUIDITY – The notes will not be listed on any securities exchange. Deutsche Bank AG (or its affiliates) intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which Deutsche Bank AG (or its affiliates) is willing to buy the notes. If you have to sell your notes prior to maturity, you may not be able to do so or you may have to sell them at a substantial loss.

MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES – While we expect that, generally, the price of the Underlying will affect the value of the notes more than any other single factor, the value of the notes will also be affected by a number of economic and market factors that may either offset or magnify each other.

TRADING AND OTHER TRANSACTIONS BY US OR OUR AFFILIATES IN THE EQUITY AND EQUITY DERIVATIVE MARKETS MAY IMPAIR THE VALUE OF THE NOTES — We or one or more of our affiliates expect to hedge our exposure from the notes by entering into equity and equity derivative transactions. Such trading and hedging activities may affect the Underlying and make it less likely that you will receive a return on your investment. It is possible that we or our affiliates could receive substantial returns from these hedging activities while the value of the notes declines. We or our affiliates may also engage in trading in instruments linked to the Underlying on a regular basis. We or our affiliates may also issue or underwrite other securities or financial or derivative instruments with returns linked or related to the Underlying. By introducing competing products into the marketplace, we or our affiliates could adversely affect the value of the notes. Any of the foregoing activities may reflect trading strategies that differ from, or are in direct opposition to, investors’ trading and investment strategies relating to the notes.

WE AND OUR AFFILIATES AND AGENTS, OR JPMORGAN CHASE & CO. AND  ITS AFFILIATES, MAY PUBLISH RESEARCH, EXPRESS OPINIONS OR PROVIDE RECOMMENDATIONS THAT ARE INCONSISTENT WITH INVESTING IN OR HOLDING THE NOTES. ANY SUCH RESEARCH, OPINIONS OR RECOMMENDATIONS COULD AFFECT THE PRICE OF THE UNDERLYING TO WHICH THE NOTES ARE LINKED OR THE VALUE OF THE NOTES — We, our affiliates and agents, and JPMorgan Chase & Co. and its affiliates, publish research from time to time on financial markets and other matters that may influence the value of the notes, or express opinions or provide recommendations that may be inconsistent with purchasing or holding the notes. We, our affiliates and agents, or JPMorgan Chase & Co. and its affiliates, may publish research or other opinions that are inconsistent with the investment view implicit in the notes. Any research, opinions or recommendations expressed by us, our affiliates or agents, or JPMorgan Chase & Co. or its affiliates, may not be consistent with each other and may be modified from time to time without notice. Investors should make their own independent investigation of the merits of investing in the notes and the Underlying to which the notes are linked.

POTENTIAL CONFLICTS – We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes.  In performing these roles, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.

THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF AN INVESTMENT IN THE NOTES ARE UNCERTAIN – In determining our tax reporting responsibilities, if any, with respect to the notes, we expect to treat them for U.S. federal income tax purposes as prepaid financial contracts that are not debt. If this treatment is respected, (i) you should not recognize taxable income or loss prior to the taxable disposition of your notes (including at maturity), and (ii) your gain or loss on the notes should be capital gain or loss. However, significant aspects of the tax treatment of the notes are uncertain. If the Internal Revenue Service (“IRS”) were successful in asserting an alternative treatment for the notes, the tax consequences of ownership and disposition of the notes could differ materially and adversely from those described briefly above. In addition, the U.S. Treasury Department and the IRS released a notice requesting comments on the tax treatment of “prepaid forward contracts” and similar instruments. Any resulting guidance could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect.

See “Selected Risk Considerations” in the accompanying term sheet and “Risk Factors” in the accompanying product supplement for additional information.

Deutsche Bank AG has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this fact sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents including term sheet No. 1646B and the product supplement relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, product supplement, term sheet No. 1646B and this fact sheet if you so request by calling toll-free 1-800-311-4409.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. We will notify you in the event of any changes to the terms of the notes, and you will be asked to accept such changes in connection with your purchase of any notes. You may also choose to reject such changes, in which case we may reject your offer to purchase the notes.